Exhibit 99.1

News Release

PartnerRe Ltd. Reports First Quarter 2017 Results

▪	First Quarter Net Income of $38 million, resulting in an Annualized Net Income ROE of 2.6%

▪	First Quarter Operating Earnings of $44 million, driven by Non-life combined ratio of 96.4%, resulting in an Annualized Operating ROE of 3.0%

▪	Book Value of common shareholder’s equity of $6.0 billion, a 0.4% increase compared to Q4 2016
PEMBROKE, Bermuda, May 3, 2017 - PartnerRe Ltd. ("the Company") today reported a net income available to common shareholder of $38 million for the first quarter of 2017 compared to $201 million for the same period of 2016. Operating earnings were $44 million for both first quarters of 2017 and 2016.
Net income available to common shareholder includes net realized and unrealized gains on investments of $23 million in the first quarter of 2017, mainly driven by a slight narrowing of corporate spreads and a decrease in U.S. interest rates at the longer end of the curve. This compares to gains of $167 million in the first quarter of 2016, primarily reflecting decreases in U.S. and European risk-free interest rates.
Operating earnings is a non-GAAP financial measure which excludes certain net after-tax realized and unrealized investment gains and losses, net after-tax foreign exchange gains and losses, certain net after-tax interest in results of equity method investments, and is calculated after the payment of preferred dividends.
Net income or loss and operating earnings available to common shareholder, and the associated annualized ROEs, for the first quarters of 2017 and 2016 include various non-recurring transaction and severance related costs, which impact period over period comparability as follows (in US$ millions, except for percentages):

Non-GAAP measures adjusted for transaction and severance costs(1), net of tax:	Q1 2017	Q1 2016
Operating earnings	$50	$104
Annualized Operating ROE	3.4%	6.9%
Net income available to common shareholder	$45	$261
Annualized net income available to common shareholder ROE	3.0%	17.3%

(1)
The adjustment of $6 million, net of tax, for the first quarter of 2017 primarily represents severance costs associated with the reorganization of the Company's operations. The adjustment of $60 million, net of tax, for the first quarter of 2016 includes transaction costs and accelerated stock-based compensation expenses incurred related to the closing of the acquisition by Exor in the first quarter of 2016.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “Our annualized adjusted Operating ROE of 3.4% in the first quarter of 2017 reflects prudent underwriting, de-risked investment portfolio, the impact of the change in the Ogden discount rate in the U.K., a decline in favorable prior year reserve development and lower profitability in our Health line of business. We reported a Non-Life combined ratio of 96.4% and an improved accident year combined ratio compared to the first quarter of 2016 driven by a lower level of mid-sized loss activity in P&C and reduced operating expenses."
Highlights for the first quarter of 2017 compared to the same period of 2016 include the following:

Non-Life:

▪
Non-Life net premiums written were down 14% in the first quarter of 2017 compared to the same period of 2016, primarily as a result of cancellations and non-renewals, the timing of renewal of a significant agricultural contract and higher premiums ceded.

▪
The Non-Life combined ratio of 96.4% was 2.1 points higher than the ratio reported in the first quarter of 2016, primarily due to lower favorable prior years' reserve development, partially offset by lower other operating expenses, acquisition costs and mid-sized loss activity. The prior years' reserve development was impacted by a $35 million charge (4.6 points) related to the change in the Ogden discount rate in the U.K.

▪
The Non-Life combined ratio continued to benefit from net favorable prior years' reserve development, albeit at a slower rate. The net favorable development of $86 million (11.3 points) was reported in both the Specialty and P&C segments, primarily due to actual reported losses emerging below expectations. The combined ratio for the first quarter of 2016 included favorable prior year development of $183 million (21.0 points).

Life and Health:

▪
Net premiums written were up 8% in the first quarter of 2017 compared to the same period of 2016, primarily driven by new business written in the mortality line of business and an increase in the health line, partially offset by the impact of foreign exchange.

▪
Allocated underwriting result, which includes allocated investment income and other expenses, was $8 million in the first quarter of 2017 compared to $24 million in the same period of 2016. This decrease primarily reflects lower profitability in the health line of business due to lower prior years' reserve development and higher claims activity.

Investments:

▪
Total net investment return in the first quarter of 2017 was 0.8%, based on a total net gain of $130 million, which was driven by net investment income of $99 million, realized and unrealized investment gains of $23 million and interest in earnings of equity method investments of $8

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

million. This compares to a total net investment return of $267 million, or 1.6%, for the first quarter of 2016.

▪
The total net investment return in the first quarter of 2017 was primarily generated by fixed income securities, where portfolio yield was complemented by mark-to-market gains mostly generated by a slight narrowing of corporate spreads and a decrease in U.S. interest rates at the longer end of the curve.

▪
Net investment income of $99 million was down $4 million, or 4.3%, compared to the first quarter of 2016, mainly reflecting the impact of the investment portfolio de-risking, partially offset by lower investment expenses.

▪	Reinvestment rates are currently 2.8%, which compares to our existing fixed income yield of 2.5%.
Other Income Statement Items:

▪
Other expenses of $90 million in the first quarter of 2017, which include $8 million of severance and transaction related costs, were down compared to $153 million in the same period of 2016 primarily due to costs related to the closing of the Exor transaction of $66 million in the first quarter of 2016.

▪
Interest expense was $10 million, down $2 million compared to the first quarter of 2016 due to the redemption of $250 million of senior notes in the fourth quarter of 2016, partially offset by a subsequent issuance of debt at a lower interest rate.

▪
The preferred dividends of $12 million were down $3 million compared to the first quarter of 2016 as a result of the redemption of $150 million of Series D and E preferred shares during the fourth quarter of 2016.

▪
Net foreign exchange losses in the quarter were $38 million ($51 million including the change in currency translation adjustment of $13 million), mainly driven by the weakening of the U.S. dollar against most major currencies and the cost of forward points to hedge Euro liabilities.

▪
For the first quarter of 2017, the effective tax rate on operating earnings was 2.5% (a tax expense on earnings) mainly due to the geographical split of pretax income and losses. The effective tax rate on non-operating losses was 2.1% (a tax benefit on losses) for the first quarter of 2017.

Balance Sheet and Capitalization:

▪	Total investments, cash and cash equivalents and funds held – directly managed were $16.4 billion at March 31, 2017, down 2.9% compared to December 31, 2016.

▪
Cash and cash equivalents and fixed maturities, which are government issued or investment grade fixed income securities, were $14.3 billion at March 31, 2017, representing 90% of the cash and cash equivalents and total investments.

▪	The average rating and the average duration of the fixed income portfolio at March 31, 2017 were A and 4.7 years, respectively, while the average duration of the Company’s liabilities was 4.7 years.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

▪	Total capital was $8.1 billion at March 31, 2017, up 0.6% compared to December 31, 2016, primarily due to net income for the year.

▪
Common shareholder's equity (or book value) and tangible book value were $6.0 billion and $5.5 billion, respectively, at March 31, 2017, up 0.4% and 0.5%, respectively, compared to December 31, 2016, primarily due to net income for the year.

Cash Flows:

▪
Cash used in operating activities was $1 million in the first quarter of 2017 and included the cash payments related to employees 2016 Annual Incentive. This cash used in operating activities of $1 million compared to cash provided by operating activities of $92 million in the same period of 2016, primarily due to higher cash used in underwriting operations. Cash used in underwriting operations increased from $5 million in the first quarter of 2016 to $112 million in the same period of 2017 primarily due to higher losses paid, partially offset by the timing of premium collections. The operating cash flow generated by investment income in the first quarter of 2017 was $120 million compared to $132 million in the same period of 2016. Other cash outflows, which include taxes and foreign exchange, decreased by $26 million to $9 million in the first quarter of 2017 compared to $35 million in the same period of 2016.

▪
Cash provided by investing activities was $86 million in the first quarter of 2017 compared to $338 million in the same period of 2016. This decrease was primarily due to cash flows generated in the first quarter of 2016 to fund the payment of the special dividend upon closing of the merger with Exor (Special Dividend).

▪
Cash used in financing activities was $12 million in the first quarter of 2017 compared to $263 million in the same period in 2016, largely driven by the payment of the Special Dividend and the settlement of certain share-based awards in the first quarter of 2016.

The data and comments provided above are from, or have been derived from, PartnerRe’s U.S. GAAP consolidated balance sheets as of March 31, 2017 and December 31, 2016 and the related consolidated statements of operations for the three months ended March 31, 2017 and 2016. The Company has included Supplementary Financial Information below, which includes a reconciliation of GAAP and non-GAAP measures.
_______________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At March 31, 2017, total assets were $22.0 billion, total capital was $8.1 billion and total shareholders’ equity was $6.7 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

PartnerRe on the Internet: www.partnerre.com
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2017	March 31, 2016
Revenues
Gross premiums written	$1,502,668	$1,629,009
Net premiums written	$1,352,100	$1,500,718
Increase in unearned premiums	(299,123)	(359,002)
Net premiums earned	1,052,977	1,141,716
Net investment income	98,570	102,987
Net realized and unrealized investment gains	22,868	167,193
Other income	3,409	4,840
Total revenues	1,177,824	1,416,736
Expenses
Losses and loss expenses	767,149	714,268
Acquisition costs	224,700	282,974
Other expenses (2)	89,643	152,674
Interest expense	10,253	12,259
Amortization of intangible assets	5,704	6,588
Net foreign exchange losses (gains)	37,651	(2,074)
Total expenses	1,135,100	1,166,689
Income before taxes and interest in earnings (losses) of equity method investments	42,724	250,047
Income tax expense	1,287	30,954
Interest in earnings (losses) of equity method investments	8,366	(3,467)
Net income	49,803	215,626
Preferred dividends	11,604	14,184
Net income available to common shareholder	$38,199	$201,442
Comprehensive income	$35,455	$235,717
(1) On March 18, 2016, Exor N.V. acquired 100% of the Company's common shares. As such, per share data is no longer meaningful and has been excluded. PartnerRe common shares are no longer traded on the NYSE.

(2) Other expenses for the three months ended March 31, 2017 include $8 million of non-recurring expenses, primarily severance related costs. Other expenses for the three months ended March 31, 2016 include $35 million and $31 million of transaction costs and accelerated stock-based compensation expense, respectively, related to the closing of the acquisition by Exor.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	March 31,	December 31,
	2017	2016
Assets
Investments:
Fixed maturities, at fair value	$12,752,713	$13,432,501
Short-term investments, at fair value	8,679	21,697
Equities, at fair value	189,941	38,626
Other invested assets	1,051,091	1,075,637
Total investments	14,002,424	14,568,461
Funds held – directly managed	510,990	511,324
Cash and cash equivalents	1,851,490	1,773,328
Accrued investment income	111,707	112,580
Reinsurance balances receivable	2,849,123	2,492,069
Reinsurance recoverable on paid and unpaid losses	413,648	331,704
Funds held by reinsured companies	718,812	685,069
Deferred acquisition costs	653,944	597,239
Deposit assets	74,079	74,273
Net tax assets	200,055	194,170
Goodwill	456,380	456,380
Intangible assets	101,388	107,092
Other assets	41,746	35,105
Total assets	$21,985,786	$21,938,794
Liabilities
Non-life reserves	$9,044,854	$8,985,434
Life and health reserves	2,069,083	1,984,096
Unearned premiums	2,012,885	1,623,796
Other reinsurance balances payable	337,616	281,973
Deposit liabilities	12,393	15,026
Net tax liabilities	166,601	166,113
Accounts payable, accrued expenses and other	264,483	849,572
Debt related to senior notes	1,295,119	1,273,883
Debt related to capital efficient notes	70,989	70,989
Total liabilities	15,274,023	15,250,882
Shareholders’ Equity
Common shares (2017 and 2016, par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2017 and 2016, 28,169,062 shares; aggregate liquidation value: 2017 and 2016, $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(88,918)	(74,569)
Retained earnings	4,375,982	4,337,782
Total shareholders’ equity	6,711,763	6,687,912
Total liabilities and shareholders’ equity	$21,985,786	$21,938,794

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2017	March 31, 2016
Net cash (used in) provided by operating activities:
Underwriting operations	$(112)	$(5)
Investment income	120	132
Taxes and foreign exchange and other	(9)	(35)
Net cash (used in) provided by operating activities	$(1)	$92
Net cash provided by investing activities(1)	86	338
Net cash used in financing activities(2)	(12)	(263)
Effect of foreign exchange rate changes on cash	5	6
Increase in cash and cash equivalents	78	173
Cash and cash equivalents - beginning of period	$1,773	$1,577
Cash and cash equivalents - end of period	$1,851	$1,750

(1) Net cash provided by investing activities in the three months ended March 31, 2016 includes cash generated through investment activities in order to fund the payment of the special dividend upon closing of the merger with Exor N.V. (Special Dividend).
(2) Net cash used in financing activities in the three months ended March 31, 2016 includes the payment of the Special Dividend and the settlement of certain share-based awards.

PartnerRe Ltd.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2017	March 31, 2016
Net income	$49,803	$215,626
Change in currency translation adjustment	(13,367)	21,123
Change in net unrealized gains or losses on investments, net of tax	(77)	(203)
Change in unfunded pension obligation, net of tax	(904)	(829)
Comprehensive income	$35,455	$235,717

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended March 31, 2017
	P&C segment	Specialty segment	Total Non-life	Total Life and Health Segment	Corporate & Other	TOTAL
Gross premiums written	$726	$468	$1,194	$309	$—	$1,503
Net premiums written	$643	$410	$1,053	$299	$—	$1,352
Increase in unearned premiums	(236)	(53)	(289)	(10)	—	(299)
Net premiums earned	$407	$357	$764	$289	$—	$1,053
Losses and loss expenses	(287)	(228)	(515)	(252)	—	(767)
Acquisition costs	(90)	(103)	(193)	(32)	—	(225)
Technical result	$30	$26	$56	$5	$—	$61
Other income			1	3	—	4
Other expenses			(29)	(13)	(48)	(90)
Underwriting result			$28	$(5)	n/a	$(25)
Net investment income				13	86	99
Allocated underwriting result (1)				$8	n/a	n/a
Net realized and unrealized investment gains					23	23
Interest expense					(10)	(10)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(38)	(38)
Income tax expense					(1)	(1)
Interest in earnings of equity method investments					8	8
Net income					n/a	$50
Loss ratio (2)	70.5%	63.9%	67.4%
Acquisition ratio (3)	22.1	28.7	25.2
Technical ratio (4)	92.6%	92.6%	92.6%
Other expense ratio (5)			3.8
Combined ratio (6)			96.4%

	For the three months ended March 31, 2016
	P&C segment	Specialty segment	Total Non-life	Total Life and Health Segment	Corporate & Other	TOTAL
Gross premiums written	$804	$532	$1,336	$293	$—	$1,629
Net premiums written	$746	$478	$1,224	$277	$—	$1,501
Increase in unearned premiums	(265)	(87)	(352)	(7)	—	(359)
Net premiums earned	$481	$391	$872	$270	$—	$1,142
Losses and loss expenses	(272)	(237)	(509)	(205)	—	(714)
Acquisition costs	(132)	(113)	(245)	(38)	—	(283)
Technical result	$77	$41	$118	$27	$—	$145
Other income			2	2	1	5
Other expenses			(68)	(18)	(67)	(153)
Underwriting result			$52	$11	n/a	$(3)
Net investment income				13	90	103
Allocated underwriting result (1)				$24	n/a	n/a
Net realized and unrealized investment gains					167	167
Interest expense					(12)	(12)
Amortization of intangible assets					(7)	(7)
Net foreign exchange gains					2	2
Income tax expense					(31)	(31)
Interest in losses of equity method investments					(3)	(3)
Net income					n/a	$216
Loss ratio (2)	56.7%	60.6%	58.5%
Acquisition ratio (3)	27.4	28.8	28.0
Technical ratio (4)	84.1%	89.4%	86.5%
Other expense ratio (5)			7.8
Combined ratio (6)			94.3%

(1)
Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less losses and loss expenses on life and health contracts, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars)
(Unaudited)

	March 31,			December 31,			March 31,			December 31,
	2017			2016			2016			2015
Investments:
Fixed maturities
U.S. government	$2,177		16%	$3,489		24%	$2,690		19%	$2,810		20%
U.S. government sponsored enterprises	47		—	52		—	105		1	63		—
U.S. states, territories and municipalities	676		5	685		5	780		5	778		5
Non-U.S. sovereign government, supranational and government related	1,170		8	1,136		8	1,197		9	1,333		9
Corporates	6,308		45	5,705		39	4,978		36	5,086		36
Mortgage/asset-backed securities	2,375		17	2,365		16	3,270		24	3,378		24
Total fixed maturities	12,753		91	13,432		92	13,020		94	13,448		94
Short-term investments	9		—	22		—	34		—	47		—
Equities	190		1	39		—	324		2	444		3
Other invested assets	1,051		8	1,076		8	459		4	399		3
Total investments	$14,003		100%	$14,569		100%	$13,837		100%	$14,338		100%
Cash and cash equivalents	1,851			1,773			1,750			1,577
Total investments and cash and cash equivalents	15,854			16,342			15,587			15,915
Maturity distribution:
One year or less	$283		2%	$264		2%	$431		3%	$556		4%
More than one year through five years	4,445		35	5,381		40	4,521		35	4,609		34
More than five years through ten years	3,699		29	3,703		27	3,224		25	3,342		25
More than ten years	1,960		15	1,741		13	1,608		12	1,610		12
Subtotal	10,387		81	11,089		82	9,784		75	10,117		75
Mortgage/asset-backed securities	2,375		19	2,365		18	3,270		25	3,378		25
Total	$12,762		100%	$13,454		100%	$13,054		100%	$13,495		100%
Credit quality by market value (Total investments excluding Other invested assets):
AAA	7%			6%			11%			11%
AA	44			52			47			47
A	18			15			15			15
BBB	28			24			20			20
Below Investment Grade/Unrated	3			3			7			7
	100%			100%			100%			100%
Expected average duration (1)	4.7	Yrs		4.9	Yrs		4.0	Yrs		3.6	Yrs
Average yield to maturity at market (1)	2.8%			2.7%			2.4%			2.9%
Average credit quality	A			A			A			A
 (1) Includes funds holding fixed income securities that are classified with equities under U.S. GAAP and futures used for the purpose of managing duration.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars)
(Unaudited)

March 31, 2017
	Fair Value	Percentage to Total Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Finance	$1,305,206	20.7%	8.2%	1.0%
Consumer noncyclical	1,107,562	17.6	7.0	0.8
Industrials	689,654	10.9	4.4	0.3
Consumer cyclical	588,065	9.3	3.7	0.5
Energy	571,042	9.0	3.6	0.6
Communications	366,595	5.8	2.3	0.5
Insurance	356,531	5.6	2.2	0.2
Real estate investment trusts	347,211	5.5	2.2	0.4
Utilities	319,973	5.1	2.0	0.2
Technology	295,394	4.7	1.9	0.4
Basic materials	217,908	3.5	1.4	0.2
Catastrophe bonds	83,905	1.3	0.5	0.1
Longevity and mortality bonds	47,673	0.8	0.3	0.2
Government guaranteed corporate debt	11,418	0.2	0.1	0.1
Total Corporate bonds	$6,308,137	100.0%	39.8%
Finance sector - Corporate bonds
Banks	$764,081	12.1%	4.8%
Investment banking and brokerage	336,122	5.4	2.1
Financial services	101,343	1.6	0.6
Commercial and consumer finance	33,218	0.5	0.2
Other	70,442	1.1	0.5
Total finance sector - Corporate bonds	$1,305,206	20.7%	8.2%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$28,822	$20,086	$387,587	$327,586	$—	$764,081
Investment banking and brokerage	—	—	56,935	277,987	1,200	336,122
Financial services	—	39,344	32,428	29,571	—	101,343
Commercial and consumer finance	—	—	33,218	—	—	33,218
Other	—	—	55,818	14,624	—	70,442
Total finance sector - Corporate bonds	$28,822	$59,430	$565,986	$649,768	$1,200	$1,305,206
% of total	2%	5%	43%	50%	—%	100%
Concentration of investment risk
The top 10 Corporate bond issuers account for 17.5% of the Company’s total corporate bonds. The single largest issuer accounts for 2.4% of the Company’s total Corporate bonds.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)

	As at and for the three months ended		As at and for the year ended
	March 31,	March 31,	December 31,	December 31,
	2017	2016	2016	2015
Reconciliation of beginning and ending Non-life reserves:
Gross liability at beginning of period	$8,985,434	$9,064,711	$9,064,711	$9,745,806
Reinsurance recoverable at beginning of period	(266,742)	(189,234)	(189,234)	(214,349)
Net liability at beginning of period	8,718,692	8,875,477	8,875,477	9,531,457
Net incurred losses related to:
Current year	601,073	693,069	2,997,394	3,023,704
Prior years	(86,063)	(183,437)	(676,574)	(830,705)
	515,010	509,632	2,320,820	2,192,999
Change in reserve agreement (1)	7,500	28,224	5,518	(8,771)
Net losses paid	(571,562)	(370,469)	(2,262,916)	(2,422,603)
Effects of foreign exchange rate changes	101,354	95,346	(220,207)	(417,605)
Net liability at end of period	8,770,994	9,138,210	8,718,692	8,875,477
Reinsurance recoverable at end of period	273,860	192,877	266,742	189,234
Gross liability at end of period	$9,044,854	$9,331,087	$8,985,434	$9,064,711

Breakdown of gross liability at end of period:
Case reserves	$3,889,777	$3,780,317	$3,883,926	$3,716,195
Additional case reserves	159,161	215,238	166,913	190,183
Incurred but not reported reserves	4,995,916	5,335,532	4,934,595	5,158,333
Gross liability at end of period	$9,044,854	$9,331,087	$8,985,434	$9,064,711

Gross liability at end of period by Non-life segment:
P&C	6,226,150	6,401,452	6,187,460	6,245,217
Specialty	2,818,704	2,929,635	2,797,974	2,819,494
Gross liability at end of period	$9,044,854	$9,331,087	$8,985,434	$9,064,711
Unrecognized time value of non-life reserves (2)	$455,323	$372,792	$439,351	$508,269

Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	111.0%	72.7%	97.5%	110.5%
Non-life paid losses to net premiums earned ratio	74.8%	42.5%	58.7%	59.7%

(1) The change in the reserve agreement is due to adverse (favorable) development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value of non-life reserves represents the difference between the recorded gross/net liability for non-life reserves and the amount of gross/net liability for non-life reserves that would be recorded if the underlying non-life reserves were discounted. The unrecognized time value, or discount, in the non-life reserves is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Life Value In Force
The Company calculates Value in Force (VIF) for its Life portfolio, which represents the value of the Life portfolio that is not recognized in the Consolidated Balance Sheets prepared under generally accepted accounting principles in the United States (U.S. GAAP). Accordingly, there is no corresponding measure that is prepared in accordance with U.S. GAAP. Management believes that this is useful information for investors, analysts, rating agencies and others. The Life VIF calculation includes the business written in the Company’s Life and Health segment, except for the PartnerRe Health business.
The Company’s Life VIF calculation uses market consistent techniques, but primarily differs from a full Market Consistent Embedded Value (MCEV) calculation, as defined in the European Insurance CFO Forum MCEV principles, due to: (i) different methodologies used; and ii) the Life VIF is only a component of MCEV and, specifically, the tangible assets backing the liabilities are not considered in the Company’s calculation.
The Company’s Life VIF, which is calculated on a going concern basis, is the sum of:

•
present value of future profits - which is defined as the net present value of shareholders’ projected after-tax cash flows from the in-force business on a best-estimate assumption basis. The discount rates used reflect currency-specific market yields on zero coupon government bonds at given durations and are applied to projected deterministic cash flows and to calculate risk-free investment returns. The best-estimate is defined as median biometric assumptions and does not include any provision for adverse deviation. The Company attributes no value to future new business or renewals of short-term business. Allocated inflated-adjusted expenses are projected on a best estimate basis;

•
cost of non-hedgeable risks - which is defined as the cost of holding capital for non-hedgeable financial and non-hedgeable non-financial risks, such as a mortality deviation from shocks or changes in trends. The non-hedgeable risk capital has been determined using an internal economic capital model calibrated to a 99.6% Value at Risk (VaR) corresponding to a 1 in 250 year event;

•	frictional costs - which is defined as the cost of double taxation or investment management charges on assets backing required capital;

•
time value of options and guarantees (TVOG) - which is defined as the difference between the market value and the intrinsic value of the option calculated using stochastic techniques. The TVOG is significant to the guaranteed minimum death benefit (GMDB) portfolio where the Company covers death claims on savings plans, where the sum reinsured is the difference between the invested premium amount and the current fund value; and

•	cost of non-economic excess encumbered capital - which is defined as the cost of any encumbered capital in excess of economic capital required by local regulations.
Actuarial non-economic assumptions, such as current and future mortality, are based on the most recent experience available, combined with internal and industry benchmarks, including trend expectation where appropriate.
The Life VIF is sensitive to changes in assumptions. In particular, the Life VIF is sensitive to changes in yield curves that are used for discounting, changes in equity market value assumptions and implied volatilities.
The Company performs a detailed Life VIF calculation on an annual basis and performs a roll-forward approach on an interim quarterly basis.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	March 31,	March 31,	December 31,	December 31,
	2017	2016	2016	2015
Reconciliation of beginning and ending Life and health reserves:
Gross liability at beginning of period	$1,984,096	$2,051,935	$2,051,935	$2,050,107
Reinsurance recoverable at beginning of period	(31,372)	(42,773)	(42,773)	(29,495)
Net liability at beginning of period	1,952,724	2,009,162	2,009,162	2,020,612

Net incurred losses related to:
Current year	251,241	219,450	942,922	1,010,937
Prior years	897	(14,814)	(15,651)	(46,516)
	252,138	204,636	927,271	964,421
Net losses paid	(208,602)	(187,881)	(844,156)	(835,190)
Effects of foreign exchange rate changes	43,238	19,902	(139,553)	(140,681)
Net liability at end of period	2,039,498	2,045,819	1,952,724	2,009,162
Reinsurance recoverable at end of period	29,585	43,236	31,372	42,773
Gross liability at end of period	$2,069,083	$2,089,055	$1,984,096	$2,051,935
Life value in force	$179,000	$191,800	$176,200	$204,300

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		January 1, 2017		October 1, 2016		January 1, 2016
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$631		$496		$580
U.S. Northeast	Hurricane	616		560		701
U.S. Gulf Coast	Hurricane	583		502		596
Caribbean	Hurricane	196		165		180
Europe	Windstorm	404		387		461
Japan	Typhoon	198		190		195
California	Earthquake	488	$665	462	$595	553	$699
British Columbia	Earthquake	166	307	161	317	196	358
Japan	Earthquake	309	352	315	349	335	383
Australia	Earthquake	148	184	187	258	241	325
New Zealand	Earthquake	131	171	147	211	133	197

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

The U.S. Hurricane wind zone PMLs are impacted by the timing of retrocessional purchases. The Company will evaluate its exposure in conjunction with its risk tolerance to determine the appropriate level of protections before the hurricane season.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions (see Risk Management—Natural Catastrophe PML in Item 3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016).

Supplementary Financial Information

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G
In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are important to certain stakeholders (including clients, investors, analysts, rating agencies and others) who use the Company’s financial information and will help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. However, these non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Earnings (Loss) available to Common Shareholders (Operating Earnings (Loss)); Operating Earnings (Loss), adjusted by transaction and severance costs; Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE); Annualized Operating ROE, adjusted by transaction and severance costs; Net Income (Loss), adjusted by transaction and severance costs; and Annualized Net Income (Loss) ROE, adjusted by transaction and severance costs: The Company uses Operating Earnings (Loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating Earnings (Loss) exclude the impact of net realized and unrealized gains and losses on investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee), net foreign exchange gains and losses, net of tax, and the interest in earnings (losses) of equity method investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee and where the Company does not control the investee’s activities), and are calculated after preferred dividends. The Company calculates Annualized Operating ROE using Operating Earnings (Loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating Earnings (Loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. Operating Earnings (Loss), adjusted by transaction and severance costs, and Annualized Operating ROE, adjusted by transaction and severance costs, exclude the impact of transaction costs related to the Company's merger and acquisition activity; severance costs related to the reorganization of its business units, investment operations and certain executive changes.
Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax.
Total Capital: The Company calculates Total Capital as the sum of total shareholders' equity and debt related to senior notes and capital efficient notes issued externally. The Company uses Total Capital as a measure to manage the capital structure of the Company.

Basis of presentation: On March 18, 2016, Exor N.V. (subsequently renamed to EXOR Nederland N.V.) acquired 100% ownership of the Company's common shares. The common shares were delisted and are no longer traded on the NYSE. Accordingly, all net income per share, operating earnings per share and book value per share data for the current year and prior year periods are no longer meaningful and have been excluded. As a result of these changes, the Company also redefined its calculation of Annualized Operating ROE to be based on average common shareholder's equity. Accordingly, comparative data has been recast to conform to the current presentation.
As a result of recent organizational changes, effective July 1, 2016, the Company redefined its financial reporting segments into the following three segments: Property & Casualty (P&C), Specialty, and Life and Health. Data shown for all periods in the segment information tables has been recast to conform to the new presentation. The Company uses technical ratio and technical result as measures of underwriting performance. The technical ratio is defined as the sum of the loss and acquisition ratios. These metrics exclude other expenses. The Company also uses combined ratio to measure results for the total Non-life P&C and Specialty segments. The combined ratio is the sum of the technical and other expense ratios. The Company uses allocated underwriting result as a measure of underwriting performance for its Life and Health segment. This metric is defined as net premiums earned, other income or loss and allocated net investment income less life and health losses and loss expenses, acquisition costs and other expenses.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2017	March 31, 2016

Beginning of period common shareholder's equity	$5,983,685	$6,046,751
End of period common shareholder's equity	6,007,536	6,056,435
Average common shareholder's equity(1)	$5,995,611	$6,051,593

Annualized return on average common shareholders' equity calculated with net income available to common shareholder(2)	2.6%	13.3%
Less:
Annualized net realized and unrealized investment gains, net of tax, on average common shareholder's equity(1)	1.3	9.8
Annualized net foreign exchange (losses) gains, net of tax, on average common shareholder's equity(1)	(2.1)	0.6
Annualized net interest in earnings (losses) of equity method investments, net of tax, on average common shareholder's equity(1)	0.4	—
Annualized operating return on average common shareholder's equity(1)	3.0%	2.9%

Net income	$49,803	$215,626
Less: Dividends to preferred shareholders	11,604	14,184
Net income available to common shareholder	38,199	201,442
Less:
Net realized and unrealized investment gains, net of tax	19,451	148,060
Net foreign exchange (losses) gains, net of tax	(30,856)	9,643
Interest in earnings (losses) of equity method investments, net of tax	5,829	(499)
Operating earnings available to common shareholder	$43,775	$44,238

(1) Average common shareholder's equity is calculated by using the sum of the beginning of period and end of period common shareholder's equity divided by two.
(2) Net income available to common shareholder is calculated after preferred dividends.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2017	March 31, 2016
Annualized return on average common shareholder's equity(1) calculated with net income available to common shareholder	2.6%	13.3%
Add:
Transaction and severance related costs(2), net of tax	0.4	4.0
Annualized return on average common shareholder's equity(1) calculated with net income available to common shareholder, adjusted by transaction and severance costs	3.0%	17.3%

Net income available to common shareholder(3)	$38,199	$201,442
Add:
Transaction and severance related costs(2), net of tax	6,489	60,000
Net income available to common shareholder(3), adjusted by transaction and severance costs(2)	$44,688	$261,442

Annualized operating return on average common shareholder's equity(1)	3.0%	2.9%
Add:
Transaction and severance related costs(2), net of tax	0.4	4.0
Annualized operating return on average common shareholder's equity(1), adjusted by transaction and severance costs(2)	3.4%	6.9%

Operating earnings available to common shareholder	$43,775	$44,238
Add:
Transaction and severance related costs(2), net of tax	6,489	60,000
Operating earnings available to common shareholder, adjusted by transaction and severance costs(2)	$50,264	$104,238

(1) Average common shareholder's equity is calculated by using the sum of the beginning of period and end of period common shareholder's equity divided by two.
(2) The adjustment of $6 million, net of tax ($8 million pre-tax) for the first quarter of 2017 primarily represents severance costs associated with the reorganization of the Company's operations. The adjustment of $60 million, net of tax ($66 million pre-tax) for the first quarter of 2016 includes transaction costs and accelerated stock-based compensation expenses incurred related to the closing of the acquisition by Exor in the first quarter of 2016.

(3) Net income available to common shareholder is calculated after preferred dividends.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of Total Shareholders' Equity to Tangible Book Value and Total Capital
(in thousands of U.S. dollars)
(Unaudited)

	March 31,	December 31,
	2017	2016

Total shareholders' equity	$6,711,763	$6,687,912
Less:
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,007,536	5,983,685
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax	69,091	73,022
Tangible book value	$5,482,065	$5,454,283

Capital Structure:
Senior notes	$1,295,119	$1,273,883
Capital efficient notes (1)	63,384	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,007,536	5,983,685
Total Capital	$8,070,266	$8,025,179

(1) Non-consolidated debt issued externally related to CENts of $63m does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheet includes the related intercompany notes of $71m issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.